Tender offer for up to 6,250,000 Biofrontera shares

Leverkusen, Germany, May 30, 2018 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today confirmed that Deutsche Balaton Biotech AG has commenced an unsolicited exchange offer to acquire up to 6,250,000 of the Company’s outstanding ordinary shares. Deutsche Balaton Biotech AG is a wholly-owned subsidiary of Deutsche Balaton AG, one of the Company’s major shareholders, which is controlled indirectly by Wilhelm Konrad Thomas Zours. Please see Item 7.A—Major Shareholders of the Company’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on April 30, 2018, for more information on Deutsche Balaton AG’s and Mr. Zours’s holdings of the Company’s ordinary shares.

As consideration per one (1) share in Biofrontera, one (1) Euro per share in cash and one (1) warrant is offered. Each warrant is issued by Deutsche Balaton Biotech AG and entitles the owner to buy one (1) share of Biofrontera from Deutsche Balaton Biotech AG. Details of the offer and the conditions of the warrant can be found in the offer document published by Deutsche Balaton Biotech AG. The offer has not been presented to, or approved by, the SEC.

The Company’s supervisory board and management board will assess Deutsche Balaton Biotech’s offer and advise the Company’s shareholders of its recommendation regarding the exchange offer around June 11, 2018 in accordance with the German Takeover Act. The recommendation will be published and filed with the SEC.

Shareholders are strongly advised to take no action in relation to the offer at this time pending review of Deutsche Balaton Biotech’s offer by the Company’s supervisory board and management board.

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Enquiries, please contact:

Biofrontera AG

Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0

press@biofrontera.com

IR UK: Seton Services

Toni Vallen	+44(0) 20 7729 0805

IR and PR US: The Ruth Group

IR: Tram Bui	+1 646-536-7035

PR: Kirsten Thomas	+1 508-280-6592

About Biofrontera:

Biofrontera AG is an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Biofrontera’s approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of certain forms of basal cell carcinoma in the European Union. American Depositary Shares representing Biofrontera’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “BFRA”, and Biofrontera’s ordinary shares are listed in the Frankfurt Stock Exchange (B8F, ISIN: DE0006046113). Information is also available at www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.